Schlitt Investor Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2014	$ 200	$ 42,143	$ (19,060)	$ 23,283
Contributions from stockholders	-	10,000	-	10,000
Net income (loss)	-	-	(4,329)	(4,329)
Balance at December 31, 2015	$ 200	$ 52,143	$ (23,389)	$ 28,954

The accompanying notes are an integral part of these financial statements.